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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sify Limited

(Name of Issuer)

Equity Shares

(Title of Class of Securities)

804099 888

(Cusip Number)

Andrew Y. Yan
Suites 2115-2118
Two Pacific Place, 88 Queensway
Hong Kong
(852) 2918-2200

with a copy to:

Robert T. Clarkson, Esq.
Jones Day
2882 Sand Hill Road, Suite 240
Menlo Park, California 94025
(650)739-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 804099 888

1.	Name of Reporting Person: SAIF Investment Company Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): CO

1	Power is exercised by the sole shareholder of the reporting person, SB Asia Infrastructure Fund L.P.

2	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by SAIF Investment Company Limited and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 2 of 14 Pages)

CUSIP No. 804099 888

1.	Name of Reporting Person: SB Asia Infrastructure Fund, L.P.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): PN

1	Solely in its capacity as sole shareholder of SAIF Investment Company Limited.

2	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Partners L.P.

3	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by SB Asia Infrastructure Fund L.P. and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 3 of 14 Pages)

CUSIP No. 804099 888

1.	Name of Reporting Person: SB Asia Pacific Partners L.P. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): PN

1	Solely in its capacity as sole general partner of SB Asia Infrastructure Fund L.P.

2	Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Investments Limited.

3	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by SB Asia Pacific Partners L.P. and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 4 of 14 Pages)

CUSIP No. 804099 888

1.	Name of Reporting Person: SB Asia Pacific Investments Limited (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as sole general partner of SB Asia Pacific Partners L.P.

2	Power is exercised by the sole shareholder of the reporting person, Asia Infrastructure Investments Limited.

3	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by SB Asia Pacific Investments Limited and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 5 of 14 Pages)

CUSIP No. 804099 888

1.	Name of Reporting Person: Asia Infrastructure Investments Limited(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as sole shareholder of SB Asia Pacific Investments Limited.

2	Power is exercised by a voting shareholder of the reporting person, SB First Singapore Pte Ltd., which exercises control with respect to the reporting person’s interest in SB Asia Pacific Investments Limited.

3	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by Asia Infrastructure Investments Limited and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 6 of 14 Pages)

CUSIP No. 804099 888

1.	Name of Reporting Person: SB First Singapore Pte Ltd.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as a voting shareholder of Asia Infrastructure Investments Limited that exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited.

2	Power is exercised by SOFTBANK Corp.

3	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by SB First Singapore Pte Ltd. and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides, under certain conditions, for the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 7 of 14 Pages)

CUSIP No. 804099 888

1.	Name of Reporting Person: SOFTBANK Corp.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,008,140(1)(2)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,008,140(1)(2)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,724,066(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.73%

14.	Type of Reporting Person (See Instructions): CO

1	Solely in its capacity as sole shareholder of SB First Singapore Pte Ltd.

2	See item 6 herein. Includes 2,008,140 Equity Shares beneficially owned by SOFTBANK Corp. and an aggregate of 14,715,926 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company’s Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any other person or entity.

(Page 8 of 14 Pages)

CUSIP No. 804099 888

     This Amendment No. 5 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons on December 26, 2002 with respect to the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Limited (formerly known as Satyam Infoway Limited), a company incorporated in India (the “Company”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on May 22, 2003, Amendment No. 2 filed by the Reporting Persons on June 2, 2003, Amendment No. 3 filed by the Reporting Persons on August 1, 2003, and Amendment No. 4 filed by the Reporting Persons on October 23, 2003 (as amended, the “Statement”). In addition to the Items specifically amended and supplemented hereby, each other Item of the Statement to which the information set forth below is relevant is also amended and supplemented hereby.

ITEM 4. PURPOSE OF TRANSACTION

     The last sentence of Item 4 is hereby deleted and replaced with the following:

     “In addition, pursuant to a Purchase Agreement dated as of November 5, 2004 (the “Purchase Agreement”), the Investor sold to Azimuth Opportunity Ltd (“Azimuth”) 800,000 ADSs, representing 800,000 Equity Shares, for an aggregate purchase price of $4,280,000 in cash, which equates to a purchase price per ADS of $5.35.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated to read in its entirety as follows:

     “(a) INVESTOR

          The aggregate number of Equity Shares that the Investor may be deemed to own beneficially, pursuant to Rule l3d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by the Investor and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section l3(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Investor disclaims such beneficial ownership.

          FUND

          The aggregate number of Equity Shares that the Fund may be deemed to own beneficially pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by the Fund and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

(Page 9 of 14 Pages)

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Fund disclaims such beneficial ownership.

          GP

          The aggregate number of Equity Shares that the GP may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by the GP and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d) (3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The GP disclaims such beneficial ownership.

          SB INVESTMENTS

          The aggregate number of Equity Shares that SB Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by SB Investments and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. SB Investments disclaims such beneficial ownership.

          ASIA INVESTMENTS

          The aggregate number of Equity Shares that Asia Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by Asia Investments and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. Asia Investments disclaims such beneficial ownership.

          SB SINGAPORE

          The aggregate number of Equity Shares that SB Singapore may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by SB Singapore and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. SB Singapore disclaims such beneficial ownership.

(Page 10 of 14 Pages)

          SOFTBANK

          The aggregate number of Equity Shares that SOFTBANK may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,724,066 (including 2,008,140 Equity Shares beneficially owned by SOFTBANK and an aggregate of 14,715,926 by Satyam and Venture Tech), which constitutes approximately 47.73% of the outstanding Equity Shares.

          By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. SOFTBANK disclaims such beneficial ownership.

     (b)  INVESTOR

          The Investor has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

          FUND

          As the sole shareholder of the Investor, the Fund has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

          GP

          Because of its position as sole general partner of the Fund and the sole shareholder of the Investor, GP has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

          SB INVESTMENTS

          Because of its position as the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Investments has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

          ASIA INVESTMENTS

          Because of its position as the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, Asia Investments has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

          SB SINGAPORE

          Because of its position as a voting shareholder of Asia Investments that exercises control with respect to Asia Investments’ interest in SB Investments, the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Singapore has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

          SOFTBANK

          Because of its position as the sole shareholder of SB Singapore, a voting shareholder of Asia Investments that exercises control with respect to Asia Investments’ interest in SB Investments,

(Page 11 of 14 Pages)

the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SOFTBANK has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,008,140 Equity Shares.

     (c) Pursuant to the Purchase Agreement, the Investor sold to Azimuth 800,000 ADSs, representing 800,000 Equity Shares, for an aggregate purchase price of $4,280,000 in cash, which equates to a purchase price per ADS of $5.35. The transactions contemplated by the Purchase Agreement were negotiated by the Investor and Azimuth and closed on November 5, 2004.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to replace the first sentence of such Item with the following:

     “The information set forth in Item 4 of the Statement, as amended by this Amendment, is hereby incorporated by reference.”

     Item 6 is hereby further amended to replace the last paragraph in the Item with the following paragraph :

     “PURCHASE AGREEMENTS. Pursuant to Purchase Agreements dated as of May 30, 2003 and July 31, 2003, the Investor sold to Acqua Wellington North American Equities Fund, Ltd. 2,000,000 ADSs and 1,250,000 ADSs, respectively, representing 2,000,000 Equity Shares and 1,250,000 Equity Shares, respectively, for aggregate purchase prices of $10,800,000 and $6,975,000, respectively, in cash. Pursuant to a Purchase Agreement dated as of October 22, 2003, the Investor sold to Acqua Wellington Opportunity Ltd. 1,500,000 ADSs, representing 1,500,000 Equity Shares, for an aggregate purchase price of $9,750,000 in cash.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add the following Exhibit 9:

Exhibit 9 — Purchase Agreement dated as of November 5, 2004, by and between SAIF Investment Company Limited and Azimuth Opportunity Ltd.

(Page 12 of 14 Pages)

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 8, 2004

SAIF INVESTMENT COMPANY LIMITED

By:	/s/ Anthony R. Castellanos
	Name:	Anthony R. Castellanos
	Title:	Director

SB ASIA INFRASTRUCTURE FUND L.P.

By:	/s/ Ronald D. Fisher
	Name:	Ronald D. Fisher
	Title:	Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P., which is the General Partner of SB Asia Infrastructure Fund L.P.

SB ASIA PACIFIC PARTNERS L.P.

By:	/s/ Ronald D. Fisher
	Name:	Ronald D. Fisher
	Title:	Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P.

SB ASIA PACIFIC INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher
	Name:	Ronald D. Fisher
	Title:	Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher
	Name:	Ronald D. Fisher
	Title:	Director

SB FIRST SINGAPORE PTE LTD.

By:	/s/ Ronald D. Fisher
	Name:	Ronald D. Fisher
	Title:	Attorney-in-Fact of SB First Singapore Pte Ltd.

(Page 13 of 14 Pages)

SOFTBANK CORP.

By:	/s/ Ronald D. Fisher
	Name:	Ronald D. Fisher
	Title:	Attorney-in-Fact of SOFTBANK Corp.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

(Page 14 of 14 Pages)

EXHIBIT 9

EXHIBIT 9

PURCHASE AGREEMENT

     THIS PURCHASE AGREEMENT (this “Agreement”) is dated as of November 5, 2004 by and between SAIF Investment Company Limited, a company incorporated in Mauritius (the “Seller”), and Azimuth Opportunity, Ltd., a limited liability company organized under the laws of the British Virgin Islands (the “Buyer”).

RECITALS

     1. The Seller is the beneficial and record owner of shares of American Depository Shares, (the “ADS”) of SIFY Limited, a Republic of India corporation (the “Issuer”).

     2. The Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, the Seller’s entire right, title and interest in and to the number of Shares set forth below, in accordance with the terms and conditions set forth herein.

     3. The Issuer has previously filed with the Securities and Exchange Commission a registration statement on Form F-3 (the “Registration Statement”) under the Securities Act of 1933 covering the sale of the Shares by the Seller.

     NOW, THEREFORE, in consideration of the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and legal adequacy of which is hereby acknowledged, the parties agree:

1.	Agreement to Purchase.

         The Buyer hereby agrees to purchase, and the Seller hereby agrees to sell, 800,000 shares of ADS (the “Shares”) for an aggregate purchase price of $4,280,000 (the “Aggregate Purchase Price”). The closing (the “Closing”) under this Agreement shall occur on November 5, 2004 (the “Closing Date”).

         The Seller will use its best efforts to ensure that the Settlement Shares will be settled on November 9, 2004 but no later than November 16, 2004 (the “Settlement Date”), the Seller will cause the Shares to be delivered to the account of the Buyer or its designees via DWAC, against payment therefore to the Seller’s designated account by wire transfer of the Aggregate Purchase Price. The Aggregate Purchase Price shall be payable in same day funds on the Settlement Date, unless the Shares are not delivered to Buyer’s account prior to 1:00 p.m. (eastern time) on the Settlement Date, in which case the Aggregate Purchase Price may, at Buyer’s election, be paid in next day funds.

2.	Representations, Warranties and Covenants of Buyer. The Buyer represents and warrants to the Seller, and covenants for the benefit of the Seller, as follows:

(a)	This Agreement has been duly authorized, validly executed and delivered on behalf of the Buyer and is a valid and binding agreement and obligation of the Buyer enforceable against the Buyer in accordance with its terms, subject to limitations on enforcement by general principles of equity and by bankruptcy or other laws affecting the enforcement of creditors’ rights generally, and the Buyer has full power and authority to execute and deliver this Agreement and the other agreements and documents contemplated hereby and to perform its obligations hereunder and thereunder.

(b)	The execution and delivery of this Agreement, the purchase of the Shares and the consummation of the transactions contemplated by this Agreement by the Buyer, will not conflict with or result in a breach of or a default under any of the terms or provisions of, the Buyer’s certificate of limited liability company, or of any material provision of any indenture, mortgage, deed of trust or other material agreement or instrument to which the Buyer is a party or by which it or any of its material properties or assets is bound, any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Buyer, or any of its material properties or assets or result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Buyer pursuant to the terms of any agreement or instrument to which the Buyer is a party or by which the Buyer may be bound or to which any of the Buyer’s property or any of Buyer is subject.

(c)	The Buyer has received a copy of the prospectus dated April 3, 2003, as amended and supplemented though the date hereof (the “Prospectus”), included in the Registration Statement.

(d)	The Buyer has no arrangement with any person to participate in a distribution of the Shares.

3.	Representations, Warranties and Covenants of the Seller. The Seller represents and warrants to the Buyer, and covenants for the benefit of the Buyer, as follows:

(a)	To the Seller’s knowledge, the Registration Statement has been declared effective, no stop order suspending the effectiveness of the Registration Statement has been entered, and the Issuer has not withdrawn the Registration statement.

(b)	To the Seller’s knowledge, the Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(c)	This Agreement has been executed and delivered to the Seller and is a valid and binding agreement and obligation of the Seller enforceable against the Seller in accordance with its terms, subject to limitations on enforcement by general principles of equity and by bankruptcy or other laws affecting the enforcement of creditors’ rights generally, and the Seller has full power and authority to execute and deliver this Agreement and the other agreements and documents contemplated hereby and to perform its obligations hereunder and thereunder.

(d)	The execution and delivery of this Agreement, the sale of the Shares and the consummation of the transactions contemplated by this Agreement by the Seller, will not conflict with or result in a breach of or a default under any of the terms or provisions of, the Seller’s certificate of incorporation, by-laws or organizational documents, or of any material provision of any indenture, mortgage, deed of trust or other material agreement or instrument to which the Seller is a party or by winch it or any of its material properties or assets is bound, any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Seller, or any of its material properties or assets or will result in the creation or imposition of any material lien, charge or encumbrance upon any material property or assets of the Seller pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them may be bound or to which any of their property or any of them is subject.

(e)	No authorization, approval, filing with or consent of any governmental body is required for the sale of the Shares to the Buyer pursuant to this Agreement, other than the filing by the Issuer of the Registration Statement, which has been done.

(f)	The Seller is the legal, beneficial and registered owner of the Shares, free and clear of any liens, charges or encumbrances. On the Settlement Date, upon payment of the Aggregate Purchase Price and delivery of the shares as contemplated by Section 1, the Buyer will acquire all right, title and interest in the Shares, free and clear of all liens, charges or encumbrances.

(g)	The Seller will not issue any press release or otherwise make a public statement or announcement with respect to the transaction contemplated hereby without the prior consent of the Buyer; provided, however, that the Seller shall be entitled to file such reports regarding the sale of the Shares as may be required under applicable law without such prior consent. In the event that the Seller is required by law or regulations to issue a press release or otherwise make a public statement or announcement, with respect to this Agreement prior to or after the Settlement Date, the Seller shall consult with the Buyer on the form and substance of such press release or other disclosure (other than reports whose form is prescribed by law, which shall require no such consultation).

4.	Conditions Precedent to the Obligations of the Seller to Sell the Shares. The obligation hereunder of the Seller to sell the Shares to the Buyer is subject to the satisfaction or waiver, on or before the Closing, of each of the conditions set forth below. These conditions are for the Seller’s sole benefit and may be waived by the Seller at any time in its sole discretion.

(a)	This Agreement shall have been executed by the Buyer and delivered to the Seller.

(b)	The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date.

(c)	No statute, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d)	The Registration Statement shall not have been withdrawn, nor shall the Securities and Exchange Commission have issued a stop order suspending the effectiveness of the Registration Statement.

(e)	No event shall have occurred which, in Seller’s judgment, shall cause the Registration Statement and/or the Prospectus to contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

5.	Conditions Precedent to the Obligation of the Buyer to Purchase the Shares. The obligation hereunder of the Buyer to purchase the Shares is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion:

(a)	This Agreement shall have been executed by the Seller and delivered to the Buyer.

(b)	The representations and warranties of the Seller shall be true and correct in all material respects as of the date when made and as of the Closing Date.

(c)	No statute, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d)	From the date hereof to the Closing Date, trading in the Company’s ADS shall not have been suspended by the Commission or the NASDAQ National Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing Date), and, at any time prior to the Closing Date, trading in securities generally as reported by NASDAQ National Market shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by American Stock Exchange, or on the New York Stock Exchange, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in any financial market which, in each case, in the judgment of the Buyer, makes it impracticable or inadvisable to Purchase the Shares.

(e)	The Registration Statement shall not have been withdrawn, nor shall the Securities and Exchange Commission have issued a stop order suspending the effectiveness of the Registration Statement.

6.	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without giving effect to the rules governing the conflicts of laws.

7.	Indemnification.

(a)	The Seller hereby agrees to indemnify and hold harmless Buyer and its officers, directors, shareholders, employees, agents and attorneys against any and all losses, claims, damages, liabilities and expenses incurred by each such person in connection with defending or investigating any claims or liabilities, whether or not resulting in any liability to such person, to which any such indemnified party may become subject under the Securities Act, or under any other statute, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact made by the Company in the Prospectus in reliance on, and conformity with, written information provided by Seller to the Company specifically for inclusion in the Prospectus, (ii) any omission or alleged omission of a material fact made by the Company in the Prospectus in reliance on, and conformity with, written information provided by Seller to the Company specifically for inclusion in the Prospectus or (iii) any breach of any representation, warranty or agreement made by the Seller in this Agreement;

(b)	Buyer hereby agrees to indemnify and hold harmless Seller and its officers, directors, shareholders, employees, agents and attorneys against any and all losses, claims, damages, liabilities and expenses incurred by each such person in connection with defending or investigating any claims or liabilities, whether or not resulting in any liability to such person, to which any such indemnified party may become subject under the Securities Act, or under any other statute, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses arise out of or are based upon any breach of any representation, warranty or agreement made by Buyer in this Agreement

8.	Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, express overnight courier, registered first class mail, overnight courier, or telecopier, initially to the address set forth below, and thereafter at such other address, notice of which is given in accordance with the provisions of this section.

If to the Seller:

SAIF Investment Company Limited
St. James Court, Suite 307
St. Denis Street
Port Louis
Republic of Mauritius
Telecopy: (230) 210-3273
Attn: Denis Sek Sum

With copy to:

SAIF Advisors Limited
Suite 2115-2118, Two Pacific Place
88 Queens Way
Hong Kong
Telecopy: (852) 2234-9116
Attn: Ravi Adusumalli

If to Buyer:

Azimuth Opportunity, Ltd.
Nemours Trustees (BVI) Limited,
Nemours Chambers,
P.O. Box 3170,
Road Town, Tortola,
British Virgin Islands

     All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; three (3) business days after being deposited in the mail, postage prepaid, if mailed; the next business day after being deposited with an overnight courier, if deposited with a nationally recognized, overnight courier service; when receipt is acknowledged, if telecopied.

9.	Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior and/or contemporaneous oral or written proposals or agreements relating thereto all of which are merged herein. This Agreement may not be amended or any provision hereof waived in whole or in part, except by a written amendment signed by both of the parties.

10.	Counterparts. This Agreement may be executed by facsimile signature and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.	Fees. The Seller shall pay all fees associated with listing the shares of the ADS and putting them in the proper form to facilitate the settlement of this transaction.

     IN WITNESS WHEREOF, this Agreement was duly executed on the date first written above.

SAIF Investment Company Limited

By:	/s/ A. R. Castellanos

Name:	A. R. CASTELLANOS
Title:	DIRECTOR

Azimuth Opportunity, Ltd.

By:	/s/ Michael Kane

Name:
Title:	Director